

Mail Stop 3010

March 22, 2010

Mr. Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.
3930 Howard Hughes Parkway, 4th Floor
Las Vegas, NV 89169

>   **Re: Tropicana Entertainment Inc.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed January 25, 2010**
>   **File No. 000-53831**

Dear. Mr. Butera:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>3. Restructuring Transactions, page FIN-J-8</u>

1. Per our phone conversation with Lance Millage, Senior Vice President, Finance and Treasurer, on March 16, 2010, we note that you have re-evaluated and nearly finalized your fair value analyses. Please revise your pro forma financial statements and the related footnotes, upon completion of the fair value analysis, to reflect the updated fair value determinations and methodologies.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: R. Henry Kleeman, Esq.
      Kirkland & Ellis LLP
      Via facsimile (312) 862-2200